UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Modular Streetscape Systems Inc.

Legal status of Issuer:

   Form:

   Corporation

   Jurisdiction of Incorporation/Organization:

   Delaware

   Date of Organization:

   June 1, 2017

Physical Address of Issuer:

1150 Pacific Street, Brooklyn, NY 11216, United States

Website of Issuer:

www.ooneepod.com

Is there a Co-Issuer? ___ Yes _X_ No

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the Intermediary, whether as a percentage of the offering amount or as a dollar amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee of six percent (6%) of the dollar amount raised in the Offering or (B) a cash fee of twelve thousand dollars ($12,000.00).

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the Offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

50,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$50,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other: At the Intermediary's discretion

Maximum Offering Amount (if different from Target Offering Amount):

$618,000

Deadline to reach the Target Offering Amount:

April 26, 2024

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Deadline to reach the Target Offering Amount, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:

2

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$1,396,951	$477,782
Cash & Cash Equivalents	$403,147	$87,341
Accounts Receivable	$8,280	$58,029
Current Liabilities	$259,462	$42,770
Long-Term Liabilities	$1,416,849	$370,303
Revenues/Sales	$186,850	$218,500
Cost of Goods Sold*	$122,438	$131,805
Taxes Paid	$0	$0
Net Income/(Loss)	$(830,688)	$(197,042)

*Cost of Revenue

The jurisdictions in which the Issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

Modular Streetscape Systems Inc.



A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL

FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE ISSUER, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Issuer will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Issuer and its management concerning the terms and conditions of this Offering and the Issuer. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The Issuer is referred to herein as the "Issuer" or "we".

In making an investment decision, you must rely on your own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The statements of the Issuer contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Issuer does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Issuer is offering a minimum amount of $50,000 (the "**Target Offering Amount**") and up to a maximum amount of $618,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this "**Offering**"). The Minimum Individual Purchase Amount is $150 and the Maximum Individual Purchase Amount is $123,500. The Issuer reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Issuer may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice. The Issuer must raise an amount equal to or greater than the Target Offering Amount by April 26, 2024 (the "**Offering Deadline**"). Unless the Issuer receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Issuer's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the purchase process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Issuer are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **<u>Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the Investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the Investor will receive their Securities.</u>**

The Issuer will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Issuer reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Issuer continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Issuer's profile page on the Intermediary's website under https://republic.com/oonee (the "**Deal Page**"). The Deal Page can be used by prospective Investors to ask the Issuer questions and for the Issuer to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Issuer will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be canceled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Issuer designates pursuant to Rule 304(b) of Regulation CF, the Issuer may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Issuer conducts an initial closing (the "**Initial Closing**"), the Issuer agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Issuer may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Issuer upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Issuer has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Issuer until they are accepted by the Issuer, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Issuer rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C and the Instrument attached as <u>Exhibit B</u>, in conjunction with the following summary information.

Not Currently Equity Interests

The Securities are not currently equity interests in the Issuer and merely provide a right to receive equity at some point in the future upon the occurrence of certain events (which may or may not occur).

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends.

Nominee

The Nominee (as defined below) will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Issuer and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

Upon the next sale (or series of related sales) by the Issuer of its Capital Stock to one or more third parties resulting in gross proceeds to the Issuer of not less than $1,000,000 cash and cash equivalent (each an "**Equity Financing**"), the Securities are convertible into shares of the securities issued in said Equity Financing, at the option of the Issuer.

Conversion Upon the First Equity Financing

If the Issuer elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below:

(a) the quotient of $26,000,000 ("**Valuation Cap**") divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**SAFEs**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs;

OR

(b) the price per share of the securities sold in such Equity Financing multiplied by 89%.

Such conversion price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Issuer elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Issuer's discretion the Investor will receive, the number of converted securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the Issuer's undergoing an **IPO** (as defined below) of its Capital Stock (as defined in the Security) or a **Change of Control** (as defined below) of the Issuer (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at its option and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Issuer equal to the Purchase Amount divided by the quotient of (a) $26,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Issuer's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any SAFEs; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Issuer to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Issuer's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Issuer's board of directors, (ii) any reorganization, merger or consolidation of the Issuer, in which the outstanding voting security holders of the Issuer fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Issuer.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Issuer pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Issuer to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Issuer's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers shares of existing capital stock of the Issuer for resale, as approved by the Issuer's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Issuer.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at its option and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Issuer's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Issuer's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Issuer's board of directors (or other applicable governing body if the Issuer is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Issuer shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Issuer's board of directors (or other applicable governing body if the Issuer is a limited liability company).

Dissolution

If there is a **Dissolution Event** (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Issuer will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Issuer's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Issuer at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Issuer, (ii) a general assignment for the benefit of the Issuer's creditors or (iii) any other liquidation, dissolution or winding up of the Issuer (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate (without relieving the Issuer of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the converted securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities **nor the securities issuable upon the conversion** of the Securities have voting rights unless otherwise provided for by the Issuer. In addition, to facilitate the Offering Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Issuer's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently at the direction of the Chief Executive Officer of the Issuer (the "**Nominee Designee**").

The Issuer does not have any voting agreements in place.

The Issuer does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Issuer; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Issuer with an opinion of counsel reasonably satisfactory to the Issuer stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Issuer's competitors, as determined by the Issuer in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distributee, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Other Material Terms

- The Issuer does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Issuer cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

**COMMISSION AND FEES**

Cash Commission

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee of six percent (6%) of the dollar amount raised in the Offering or (B) a cash fee of twelve thousand dollars ($12,000.00).

Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to two percent (2%) of the total number of the Securities sold in the Offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

**RISK FACTORS**

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Issuer is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Issuer's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Issuer is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, a lack of revenues from sales, as well as the inherent business risks associated with the Issuer and present and future market conditions.

Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Issuer's success depends on the experience and skill of its executive officers, board of directors and key personnel.

We are dependent on our executive officers, board of directors and key personnel. These persons may not devote their full time and attention to the matters of the Issuer. The loss of all or any of our executive officers, board of directors and key personnel could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Issuer to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

The Issuer's future growth and success are dependent upon consumers' willingness to adopt turn-key bike parking and service networks for cities and properties.

The Issuer's growth and future demand for its products is highly dependent upon the adoption by consumers of turn-key bike parking and service networks for cities and properties. The market for bike parking and service networks for cities and properties is still evolving, characterized by rapidly changing technologies, competitive pricing and competitive factors, evolving government regulation and industry standards, and changing consumer demands and behaviors. If the market for turn-key bike parking and service networks for cities and properties does not develop as expected, or develops more slowly than expected, the Issuer's business, prospects, financial condition and operating results could be harmed.

If we are unsuccessful in adding users of our bike parking and service networks, or if our users decrease their level of engagement, our revenue, financial results, and business may be significantly harmed.

We offer turn-key bike parking and service networks for cities and properties. The amount of users of our networks and our users' level of engagement will be critical to our success. Our financial performance will be significantly determined by our success in adding, retaining, and engaging active users of our networks and the services offered. If users do not perceive our networks or services provided thereunder to be useful, reliable, and trustworthy, we may not be able to attract or retain users or otherwise maintain or increase the frequency and duration of their engagement. There is no guarantee that we will not experience an erosion of our active user base or engagement levels in the future.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

We have not prepared any audited financial statements.

The financial statements attached as Exhibit A to this Form C have been "reviewed" only and such financial statements have not been verified with outside evidence as to management's amounts and disclosures. Additionally, tests on internal controls have not been conducted. Therefore, you will have no audited financial information regarding the Issuer's capitalization or assets or liabilities on which to make your investment decision.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Issuer is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Risks Related to the Offering

State and federal securities laws are complex, and the Issuer could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Issuer has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Issuer may have violated state or federal securities laws, any such violation could result in the Issuer being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Issuer would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Issuer will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Issuer violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Issuer which, among other things, could result in the Issuer having to pay substantial fines and be prohibited from selling securities in the future.

The Issuer could potentially be found to have not complied with securities law in connection with this Offering related to a Reservation Campaign (also known as "Testing the Waters")

Prior to filing this Form C, the Issuer engaged in a Reservation Campaign (also known as "testing the waters") permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit D. Some of these communications may not have included proper disclaimers required for a Reservation Campaign.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Issuer's management may have broad discretion in how the Issuer uses the net proceeds of the Offering.

Unless the Issuer has agreed to a specific use of the proceeds from the Offering, the Issuer's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Intermediary Fees paid by the Issuer are subject to change depending on the success of the Offering.

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee of six percent (6%) of the dollar amount raised in the Offering or (B) a cash fee of twelve thousand dollars ($12,000.00). The compensation paid by the Issuer to the Intermediary may impact how the Issuer uses the net proceeds of the Offering.

The Issuer has the right to limit individual Investor commitment amounts based on the Issuer's determination of an Investor's sophistication.

The Issuer may prevent any Investor from committing more than a certain amount in this Offering based on the Issuer's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Issuer's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Issuer's determination.

The Issuer has the right to extend the Offering Deadline.

The Issuer may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Issuer attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Issuer extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Issuer receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Issuer receives the Target Offering Amount, at which time it will be released to the Issuer to be used as set forth herein. Upon or shortly after the release of such funds to the Issuer, the Securities will be issued and distributed to you.

The Issuer may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Issuer can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Issuer may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Issuer has the right to conduct multiple closings during the Offering.

If the Issuer meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Issuer to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Issuer may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE (Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Issuer nor take or effect actions that might otherwise be available to holders of the Securities and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

The Securities will not be freely tradable under the Securities Act until one year from when the securities are issued. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Investors will not become equity holders until the Issuer decides to convert the Securities or until there is a change of control or sale of substantially all of the Issuer's assets. The Investor may never directly hold equity in the Issuer.

Investors will not have an ownership claim to the Issuer or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Issuer. Investors will not become equity holders of the Issuer unless the Issuer receives a future round of financing great enough to trigger a conversion and the Issuer elects to convert the Securities. The Issuer is under no obligation to convert the Securities. In certain instances, such as a sale of the Issuer or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Issuer. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Issuer or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities.

Investors will not have the right to vote upon matters of the Issuer even if and when their Securities are converted (the occurrence of which cannot be guaranteed). Under the terms of the Securities, a third-party designated by the Issuer will exercise voting control over the Securities. Upon conversion, the Securities will **continue** to be voted in line with the designee identified or pursuant to a voting agreement related to the equity securities the Security is converted into. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive securities in the form of shares of Series B-CF Preferred Stock and such shares would be required to be subject to the terms of the Securities that allows a designee to vote their shares of Series B-CF Preferred Stock consistent with the terms of the Security. Thus, Investors will essentially never be able to vote upon any matters of the Issuer unless otherwise provided for by the Issuer.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Issuer or to receive financial or other information from the Issuer, other than as required by law. Other security holders of the Issuer may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Issuer can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Issuer such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Issuer has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Issuer.

The Issuer may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Issuer may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Issuer may never undergo a liquidity event such as a sale of the Issuer or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services. The Securities are not equity interests, have no ownership rights, have no rights to the Issuer's assets or profits and have no voting rights or ability to direct the Issuer or its actions.

Any equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Issuer's equity securities will be subject to dilution. The Issuer intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Issuer.

The amount of additional financing needed by the Issuer will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Issuer with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Issuer's needs, the Issuer may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Issuer. There can be no assurance that the Issuer will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Issuer has certain equity grants and convertible securities outstanding. Should the Issuer enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Any equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Issuer at the time of conversion.

In the event the Issuer decides to exercise the conversion right, the Issuer will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Issuer may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Issuer.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit B.

There is no present market for the Securities and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the offering price or at any other price.

In the event of the dissolution or bankruptcy of the Issuer, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Issuer, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Issuer.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Issuer does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Issuer does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Modular Streetscape Systems Inc., known as Oonee, designs, finances and operates high-quality turn-key bike parking and service networks for cities and properties. The Issuer was incorporated in Delaware as a corporation on June 1, 2017. The Issuer has filed in New York to conduct business under the assumed name "Oonee".

The Issuer is headquartered and qualified to conduct business in New York. The Issuer also sells its products and services through the Internet and throughout the United States and internationally.

The Issuer is the 100% owner of all of the common ownership units of OONEE SPV CO, LLC, a Colorado limited liability company formed on June 14, 2022. The Issuer manages this entity and a limited investor owns 100% of the Class A units which receive a preferred, capped return. The entity was formed for the purpose of acquiring certain large and small Oonee Installation Units which host either static vinyl wrapping or digital screens on their surfaces and associated hardware, and engaging the Issuer to install, manage and if and when applicable, liquidate these Installation Units. The Issuer has agreed to match, at a minimum, 15% of any capital contributions made by a third party to this entity. If the third party has not achieved a 15% internal rate of return (i.e., a return of all of its capital contributions plus a return of 15.0% per annum on such capital contributions (the "Hurdle")) on or before the fourth anniversary of the effective date, then the Issuer will increase its capital contribution by contributing to this entity 100% of all net revenues (i.e., revenues after payment of all operating and other standard expenses the Issuer incurred in the ordinary course) from all of the Issuer's income sources and all cash of the Issuer until the Hurdle is achieved.

Business Plan

Oonee deploys and operates smart modular bike parking kiosks that provide free, secure 24/7 parking and charging for bikes, scooters and micro-mobility with placemaking features that enliven public space. Through our policy-based approach and commitment to best practices, we've designed a comprehensive and equitable solution to scaling equitable bicycle infrastructure in cities.

The Issuer plans to significantly grow its business by investing in product development, including a design for mass production, infrastructure expansion and building internal capacity for faster growth. The capital we raise here will empower us to expand our product development, infrastructure and capacity as we continue to aggressively grow our business.

The Issuer's Products and/or Services

Product / Service	Description	Current Market
Oonee Pod	Modular kiosks with secure parking for bicycles and public space amenities	Municipalities, transit agencies, business improvement districts and private property owners
Oonee Hub	Large indoor public bike parking facilities	Real estate developers
Oonee Mini	Curbside units with secure parking for bicycles and public space amenities.	Municipalities, transit agencies, business improvement districts and private property owners
Oonee Dock	Public smart docks for personal bikes	Municipalities, transit agencies, business improvement districts and private property owners
Oonee Lite	Modular kiosks with secure parking for bicycles. A leaner version of the Oonee Pod Hub	Municipalities, transit agencies, business improvement districts and private property owners
Oonee Power	A hardware and software platform for safe and convenient charging of electric micro mobility batteries.	Delivery workers, private property owners and municipalities

Competition

The markets in which our products are sold are highly competitive. Our products compete against traditional bike parking centers in metro areas which have been proven to be woefully inadequate in terms of security. No other secured storage and parking appears to be available with the same customizable features that we offer and none offer a complete turnkey operating and financing solution.

Customer Base

We sell our solution to municipalities, government agencies, real estate developers and large private property owners.

Supply Chain

Although the Issuer is dependent upon certain third party vendors, the Issuer has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Issuer does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

The Issuer currently does not have any registered patents or trademarks. All intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Issuer employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Issuer is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Issuer is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers, fees associated with bad actor checks, payment processing fees and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	24%	$12,000	6%	$37,080
Product Development (1)	30%	$15,000	30%	$185,400
Growth and Expansion (2)	16%	$8,000	14%	$86,520
General Working Capital (3)	30%	$15,000	50%	$309,000
Total	**100%**	**$50,000**	**100%**	**$618,000**

The Issuer has discretion to alter the use of proceeds set forth above to adhere to the Issuer's business plan and liquidity requirements. For example, economic conditions may alter the Issuer's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category of at least ten percent (10%) in the table above so as to assist you in understanding how the offering proceeds will be used.

(1) We will use these proceeds for: (a) hardware and software product development and iteration; (b) design for mass production; and (c) app and e-commerce platform build out.

(2) Proceeds will be used to hire personnel dedicated to sales, business development and expansion.

(3) These proceeds will be used for day-to-day operating expenses of the Issuer.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Issuer	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Shabazz Stuart	CEO, Founder and Director	CEO and Founder of Modular Streetscape Systems Inc., 2017 – Present Responsible for sales, operations, and general CEO responsibilities	Tufts University, B.A., Political Science, 2011
Yosef Kessler	Head of Operations and Partnerships	Head of Operations and Partnerships of Modular Streetscape Systems Inc., 2021 – Present; Partnerships Manager, 2019 - 2021 Responsible for operations, administration and business development	Macaulay Honors College at Hunter College CUNY, B.A., Political Science, 2019
Juan Manuel Mansylla Reynolds	Chief Design Officer and Co-Founder	Chief Design Officer and Co-Founder of Modular Streetscape Systems Inc., 2021 – Present Responsible for overseeing product design and development Principal at Totem, 2017 - 2020 Responsible for design and architectural services La Fantastica LLC, Partner 2008 - Present Responsible for design and architecture services and general operations	Columbia University Graduate School of Architecture, Planning & Preservation, MSAUD Architecture and Urban Design, 2008; Universidad Francisco Marroquin, B.A., Architecture, 2003
Brandon Jones	Director	Director of Modular Streetscape Systems Inc., 2017 – Present Responsible for Board oversight Founder at 9W Capital Management LP, 2012- Present Responsible for investment management and general operations	The University of Texas at Austin, B.A., International Business, 1991; University of Houston Law Center, J.D., 1995

Biographical Information

Shabazz Stuart: Shabazz Stuart is the Founder and CEO of the Issuer. In this role, he is responsible for sales, operations, and general CEO responsibilities. He graduated from Tufts University in 2011 with a B.A. in Political Science.

Yosef Kessler: Yosef is the Head of Partnerships and Operations at the Issuer. In this role, he is responsible for operations, administration, and business development. Yosef graduated from Macaulay Honors College at Hunter College CUNY with a B.A. in Political Science in 2019.

Juan Manuel Mansylla Reynolds: Juan is the Chief Design Officer and Co-Founder of the Issuer, where he oversees product design and development. He is also a partner at design studio Fantastica. Juan graduated from Universidad Francisco Marroquin with a B.A. in Architecture in 2003 and Columbia University Graduate School of Architecture, Planning & Preservation with an MSAUD in Architecture and Urban Design in 2008.

Brandon Jones: Brandon Jones is an investor and board member of the Issuer. He is the Founder at 9W Capital Management LP since 2012 where he is responsible for investment management and general operations. He graduated from the University of Texas at Austin with a B.A in International Business in 1991 and has a J.D. from the University of Houston Law School class of 1995.

Indemnification

Indemnification is authorized by the Issuer to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Issuer's authorized capital stock consists of 15,000,000 shares of Class A common stock, par value $0.01 per share (the "**Class A Common Stock**") and 1,592,500 shares of Series A preferred stock, par value $0.01 per share (the "**Series A Preferred Stock**"). Additionally, the Issuer has established the 2021 Equity Incentive Plan for which 2,627,246 shares of Class A Common Stock are authorized for issuance thereunder. At the filing of this Form C, 7,999,999 shares of Class A Common Stock and 1,592,500 shares of Series A Preferred Stock are issued and outstanding. Additionally, as of the date of this Form C, the Issuer has 1,551,909 options to purchase Class A Common Stock issued and outstanding and 1,075,337 options available for issuance under the 2021 Equity Incentive Plan.

Outstanding Capital Stock

The Issuer's outstanding capital stock consists of:

Type	Class A Common Stock
Amount Outstanding	7,999,999
Par Value Per Share	$0.01
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional shares of Class A Common Stock at a later date. The issuance of such additional shares of Class A Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	59.72%

Type	Series A Preferred Stock
Amount Outstanding	1,592,500
Par Value Per Share	$0.01
Voting Rights	1 vote per share
Anti-Dilution Rights	None
Other Rights	Right to receive dividends equal to $0.20 per share payable when declared (non-cumulative)
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional shares of Series A Preferred Stock at a later date. The issuance of such additional shares of Series A Preferred Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	11.89%

Outstanding Options, Safes, Convertible Notes, Warrants

The Issuer has the following additional securities outstanding:

Type	Options to Purchase Common Stock
Shares Issuable Upon Exercise	1,551,909
Voting Rights	The holders of Options to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Options to purchase Class A Common Stock at a later date. The availability of any shares of Class A Common Stock issued pursuant to the exercise of such additional Options to purchase Class A Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	11.61%

Type	Warrant to Purchase Class A Common Stock
Shares Issuable Upon Exercise	48,976
Voting Rights	The holders of Warrants to purchase Class A Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Warrant, upon exercise, grants the holder of such Warrant, the right to purchase shares of Class A Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Warrants at a later date. The issuance of such additional Warrants would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.37%

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$125,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $3,000,000 and No Discount
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional SAFEs at a later date. The issuance of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	3.47%

Type of security	Convertible Notes
Amount Outstanding	$150,000
Voting Rights	No
Anti-Dilution Rights	None
Material Terms	18.5% Discount
Interest Rate	3.5%
Maturity Date	October 31, 2022*
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Convertible Notes at a later date. The issuance of such additional Convertible Notes would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.39%

*The Issuer is in the process of extending the maturity dates on all of these convertible notes to August 8, 2024 from the original October 31, 2022 maturity date and will also add a valuation cap of $8,965,000. This is expected to be completed by the end of the first quarter of 2024.

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$350,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Discount of 20%; Most favored nations provision
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional SAFEs at a later date. The issuance of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.01%

Type of security	Convertible Notes
Amount Outstanding	$151,000
Voting Rights	No
Anti-Dilution Rights	None
Material Terms	Valuation Cap of $11,000,000
Interest Rate	3.5%
Maturity Date	August 8, 2024
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Convertible Notes at a later date. The issuance of such additional Convertible Notes would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.14%

Type	Crowd SAFE Reg CF Offering (Simple Agreement for Future Equity)
Face Value	$1,091,319
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $11,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Crowd SAFEs at a later date. The issuance of such additional Crowd SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	8.25%

*Includes $21,398 in Crowd SAFEs issued to the Intermediary.

Type of security	Convertible Notes
Amount Outstanding	$100,000
Voting Rights	No
Anti-Dilution Rights	None
Material Terms	Discount of 20%
Interest Rate	5.5%
Maturity Date	March 17, 2024
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Convertible Notes at a later date. The issuance of such additional Convertible Notes would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.29%

Type of security	Convertible Notes
Amount Outstanding	$10,755
Voting Rights	No
Anti-Dilution Rights	None
Material Terms	Valuation cap of $8,965,000
Interest Rate	3.5%
Maturity Date	August 8, 2024
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Convertible Notes at a later date. The issuance of such additional Convertible Notes would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.10%

Type of security	Convertible Notes*
Amount Outstanding	$275,000
Voting Rights	No
Anti-Dilution Rights	None
Material Terms	Valuation cap of $36,000,000; Discount of 20%
Interest Rate	6%
Maturity Date	July 26, 2025
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Convertible Notes at a later date. The issuance of such additional Convertible Notes would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.79%

*The Issuer is in the process of reducing the valuation cap to $26,000,000 and changing the discount to 11%. This is expected to be completed by the end of the first quarter of 2024.

Outstanding Debt

The Issuer has no outstanding debt.

Ownership

The table below lists the beneficial owners (including individuals and entities) of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power, along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Shabazz Stuart	3,240,000 shares of Class A Common Stock	33.78%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of December 31, 2023, the Issuer had an aggregate of approximately $91,547 in cash and cash equivalents, leaving the Issuer with approximately 5 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

In March 2022, the Issuer completed an offering pursuant to Regulation CF and raised $1,069,921.

In addition to the Offering, the Issuer may concurrently undertake to raise up to an additional $10,000,000 in securities, including but not limited to common or preferred stock, SAFEs (Simple Agreement for Future Equity) or Convertible Notes, to accredited investors outside of this Offering.

Capital Expenditures and Other Obligations

The Issuer has entered into a contractual agreement to produce 12 Oonee Power Cabinets and to perform the subsequent software integration and project management. The Issuer estimates the cost of the project to range from $50,000 to $100,000 and believes that the costs associated with the project can be recovered. Additionally, the Issuer plans to produce additional assets requiring capital expenditures in the next few years which will be primarily financed by contracted revenue and/or capital debt.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Intermediary has ascribed no pre-Offering valuation to the Issuer; the Securities are priced arbitrarily and the Issuer makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Issuer intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Issuer of any delays in taking these steps and whether the Issuer will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Material Changes and Other Information

None

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Series A Preferred Stock	$318,500	1,592,500	Product Development and General Working Capital	June 12, 2019 June 14, 2019	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	$125,000	2	Product Development and General Working Capital	March 2, 2021; March 10, 2021	Section 4(a)(2)
Convertible Notes	$160,000*	7	Product Development and General Working Capital	October 28, 2020; November 16, 2020; April 11, 2021; July 22, 2021	Reg. D Rule 506(b)
Crowd SAFE (Simple Agreement for Future Equity)	$1,091,319**	1,052	Product Development and General Working Capital	March 14, 2022	Reg. CF
SAFE (Simple Agreement for Future Equity)	$350,000	3	Product Development and General Working Capital	November 7, 2022; June 12, 2023; November 7, 2023	Section 4(a)(2)
Convertible Notes	$151,000	3	Product Development and General Working Capital	December 6, 2021; September 1, 2022; September 9, 2022;	Reg. D Rule 506(b)
Warrant to Purchase Common Stock	N/A	48,976	N/A	July 8, 2022	Section 4(a)(2)

Convertible Note	$10,755	1	Product Development and General Working Capital	January 13, 2023	Section 4(a)(2)
Convertible Note	$100,000	1	Product Development and General Working Capital	March 17, 2023	Section 4(a)(2)
Convertible Note	$275,000	4	Product Development and General Working Capital	July 26, 2023; August 29, 2023; November 28, 2023	Reg. D Rule 506(b)
Options to Purchase Common Stock	N/A	1,551,909	N/A	November 29, 2021	Rule 701

*$10,000 in Convertible Notes were cancelled in January 2023.

**Includes $21,398 in Crowd SAFEs issued to the Intermediary.

See the sections titled "*Capitalization"* and *"Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any director or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Issuer has conducted the following transactions with related persons:

(a) In 2020, the Issuer received a $12,000 loan from a shareholder for working capital bearing interest at 5% per annum and having no due date. The outstanding balance was fully repaid in 2022.
(b) On September 9, 2022, the Issuer entered into a convertible note agreement, totaling $21,000, with a related party for the purposes of funding operations. The valuation cap is $11,000,000 and the interest on the note is 3.5%. The note is to be repaid at the demand of the holder prior to conversion with maturity on August 8, 2024. Payment is required if demanded by the holder at maturity. The note is convertible into shares of the Issuer's Common Stock in the case of a qualified financing.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Issuer, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Issuer to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Issuer has certified that all of the following statements are TRUE for the Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Issuer is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Issuer is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Issuer will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Issuer's fiscal year.

Once posted, the annual report may be found on the Issuer's website at www.ooneepod.com.

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with applicable state law.

Neither the Issuer nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.


ADDITIONAL INFORMATION


The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Issuer is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Issuer's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Issuer will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

Modular Streetscape Systems Inc.
(Issuer)

By:/s/Shabazz Stuart
(Signature)

Shabazz Stuart
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Shabazz Stuart
(Signature)

Shabazz Stuart
(Name)

Director
(Title)

January 9, 2024
(Date)

/s/ Brandon Jones
(Signature)

Brandon Jones
(Name)

Director
(Title)

January 9, 2024
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

Modular Streetscape Systems Inc. (the "Company") a Delaware Corporation

Consolidated Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Modular Streetscape Systems Inc.

We have reviewed the accompanying financial statements of the Company which comprise the consolidated statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
November 28, 2023
Vincenzo Mongio

Consolidated Statement of Financial Position

	As of December 31,	
	2022	**2021**
ASSETS		
Current Assets		
Cash and Cash Equivalents	403,147	87,341
Accounts Receivable	8,280	58,029
Total Current Assets	411,427	145,370
Non-current Assets		
Pods, Minis, and Docks, net of Accumulated Depreciation	869,377	288,949
Research and Development, net of Accumulated Amortization	99,847	34,963
Security Deposits	16,300	8,500
Total Non-Current Assets	985,524	332,412
TOTAL ASSETS	1,396,951	477,782
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	5,930	39,153
Convertible Notes	240,000	-
Convertible Notes Interest	13,532	-
Promissory Notes - Related Party	-	3,617
Total Current Liabilities	259,462	42,770
Long-term Liabilities		
Convertible Notes	50,000	240,000
Convertible Notes Interest	701	5,303
Convertible Notes - Related Party	21,000	-
Convertible Notes Interest - Related Party	228	-
Simple Agreements for Future Equity (SAFEs)	1,344,921	125,000
Total Long-Term Liabilities	1,416,849	370,303
TOTAL LIABILITIES	1,676,311	413,073
EQUITY		
Common Stock	80,000	80,000
Preferred Stock	15,925	15,925
Additional Paid in Capital	555,906	555,906
Non-Controlling Interests	486,619	-
Accumulated Deficit	(1,417,810)	(587,122)
Total Equity	(279,360)	64,709
TOTAL LIABILITIES AND EQUITY	1,396,951	477,782

Consolidated Statement of Operations

	Year Ended December 31,	
	2022	**2021**
Revenue	186,850	218,500
Cost of Revenue	122,438	131,805
Gross Profit	64,412	86,695
Operating Expenses		
Advertising and Marketing		
General and Administrative	724,637	263,346
Research and Development	121,605	8,640
Depreciation	46,930	43,928
Amortization	16,479	-
Total Operating Expenses	909,651	315,914
Operating Income (loss)	(845,239)	(229,219)
Other Income		
Grant Income	29,000	10,000
Sponsorship Income	5,000	29,970
Interest Income	3,109	-
Other	3,510	922
Total Other Income	40,619	40,892
Other Expense		
Interest Expense	9,157	5,312
Other	16,911	3,403
Total Other Expense	26,068	8,715
Earnings Before Income Taxes	(830,688)	(197,042)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(830,688)	(197,042)

Consolidated Statement of Cash Flows

	Year Ended December 31,	
	2022	2021
OPERATING ACTIVITIES		
Net Income (Loss)	(830,688)	(197,042)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	46,930	43,928
Amortization	16,479	-
Accounts Payable and Accrued Expenses	(42,380)	29,363
Accrued Interest	8,929	5,303
Accrued Interest - Related Party	228	-
Accounts Receivable	49,749	(58,029)
Security Deposit	(7,800)	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	72,135	20,565
Net Cash provided by (used in) Operating Activities	(758,553)	(176,477)
INVESTING ACTIVITIES		
Equipment	(708,722)	(74,087)
Net Cash provided by (used by) Investing Activities	(708,722)	(74,087)
FINANCING ACTIVITIES		
Proceeds from Future Equity Obligations	1,219,921	125,000
Proceeds from Convertible and Promissory Notes	59,157	154,475
Proceeds from Convertible Note - Related Party	21,000	-
Repayment of Promissory Notes - Related Party	(3,617)	(2,383)
Proceeds from Non-controlling interests: Oonee SPV CO LLC Project Financing	486,619	-
Net Cash provided by (used in) Financing Activities	1,783,080	277,092
Cash at the beginning of period	87,341	60,813
Net Cash increase (decrease) for period	315,805	26,528
Cash at end of period	403,146	87,341

Consolidated Statement of Changes in Shareholder Equity

	Common Stock		Preferred Stock		Additional Paid-in Capital	Non-controlling Interests	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount				
Beginning Balance at 1/1/2021	7,999,999	80,000	1,592,500	15,925	555,906	-	(390,080)	261,751
Issuance of Common Stock	-	-	-	-	-	-	-	-
Net Income (Loss)	-	-	-	-	-	-	(197,042)	(197,042)
Ending Balance 12/31/2021	7,999,999	80,000	1,592,500	15,925	555,906	-	(587,122)	64,709
Oonee SPV CO LLC Project Financing	-	-	-	-	-	486,619	-	486,619
Net Income (Loss)	-	-	-	-	-	-	(830,688)	(830,688)
Ending Balance 12/31/2022	7,999,999	80,000	1,592,500	15,925	555,906	486,619	(1,417,810)	(279,360)

Modular Streetscape Systems Inc.
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Modular Streetscape Systems Inc., ("the Company") known as Oonee, designs, finances, and operates high-quality turn-key bike parking and service networks for cities and properties. The Company was incorporated in Delaware as a corporation on June 1, 2017. The Company has filed in New York to conduct business under the assumed name "Oonee". The Company is located at 1150 Pacific Street, Brooklyn, NY 11216, United States. The Company is headquartered and qualified to conduct business in New York. The Company also sells its products and services online, throughout the United States, and internationally.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31.

Basis of Consolidation

The financials of the Company include the financials of an entity, OONEE SPV CO, LLC a Colorado entity formed on June 28, 2022. The Company owns 100% of the common ownership units of the entity and a limited investor owns 100% of the Class A units which receive a preferred, capped return. The Company has the right to manage and direct the activities of the entity that are most significant to the entity and receive all residual profits after the limited member receives it multiple on invested capital (See Note 4). All significant intercompany transactions are eliminated.

Non-Controlling Interests

The Company consolidated OONEE SPV CO, LLC and recognizes non-controlling interests (NCI) in accordance with ASC 810-10-20, "Noncontrolling Interests in Consolidated Financial Statements." As of December 21st, 2022 the Company had non-controlling which represent the ownership interests held by parties other than the Company. NCI is presented separately on the Consolidated Balance Sheet within equity, and its share of the net income or loss of these subsidiaries is presented separately on the Consolidated Statement of Income.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Concentrations of Revenue

As of December 31, 2022 and 2021, accounts receivable correspond to outstanding balances resulting from the exclusive sales agency agreement, in which the Company receives 60% of all revenues according to the advertising contracts entered into between the agent and each advertiser. 100% of the accounts receivable and of the Company's total revenues originate from this agreement.

Concentration by Segment

The Company deploys and operates smart modular bike parking kiosks that provide free, secure 24/7 parking and charging for bikes, scooters, and micro-mobility with placemaking features that enliven public space. All revenues come from the advertising of different brands in the pods, through contracts that are managed by third parties.

Concentration of Expenditures

There are no limited number of capsule manufacturers, any supplier could supply smart modular bicycle parking kiosks with the expected quality. The agent is responsible for creating marketing materials for the advertising space. The agent is responsible for marketing, promoting and selling the advertising space and overseeing and paying for all production, installation, maintenance and removal of advertisements in the advertising space.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates advertising revenue using a sales agency to engage customers that want to advertise on Company Pods for campaigns that last one to three months. At the close of a campaign, the Company records revenue earned and a receivable from the agency. The Company collects the receivable from the agency typically within 60 to 90 days, net of the agency commissions which approximate 40% of amounts charged to the end customer.

Accordingly, sales are recorded net of commissions. From time-to-time, the owner of the properties on which the Pods are located may also receive a revenue share of the advertising fees. These revenue shares can vary in percentage and structure.

The Company's primary performance obligation is advertising for the duration of the advertising campaign specified in the respective contract. Revenue is recognized throughout the contract as the obligation is fulfilled. If the Company is unable to fulfill the entirety of the advertising contract, the Company must provide the advertiser with an alternate and/or additional media space.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/22
Pods, Minis and Docks	10	998,330	(128,953)	-	869,377
Grand Total	**-**	**998,330**	**(128,953)**	**-**	**869,377**

Research and Development

According to ASB Accounting Standards Codification (ASC) Topic 985, Software, the Company expenses software development costs, including costs to develop software products or the software component of products to be sold, leased, or marketed to external users, before technological feasibility is reached. Certain costs related to the development of the software to sale are capitalized. The types of costs capitalized during the application development phase include employee compensation, as well as consulting fees for third-party developers working on these projects. Costs related to the preliminary project stage and post-implementation activities are expensed as incurred. These costs are amortized on a straight-line basis over the estimated useful life of the asset of five years.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The Company has set aside 2,627,426 shares for distribution through its 2021 Equity Incentive Plan.

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants below do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity. Management considers the equity-based compensation expense for 2021 and 2022 to be negligible.

On July 8th, 2022, the Company also issued 48,976 Class A Common Stock Warrants, with an exercise price of $0.90018, an expiration date of June 1st, 2032, and no purchase price, to a third party. As of December 31st, 2022, these Warrants have not been exercised.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and New York. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2019.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In 2020, the Company received a $12,000 loan from a shareholder for working capital bearing interest at 5% per annum and no due date. The outstanding balance, as of December 31st, 2021, was $3,647 and was fully repaid in 2022.

On September 9, 2022, the Company entered into a convertible note agreement, totaling $21,000, with a related party for the purposes of funding operations. The note had a valuation cap of $11M, and an interest rate of 3.5%. The amounts are to be repaid at the demand of the holder prior to conversion with maturity on August 9, 2024. Payment is required if demanded by the holder at maturity. The notes are convertible into shares of the Company's common stock in the case of qualified financing. The Company accrued interest of $228 as of 2022, related to this note.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

On June 28, 2022 (the "Effective Date"), The Company entered into an operating agreement with OONEE SPV CO, LLC (See Note 1) in which the Company agrees to match, at minimum, 15% of any capital contributions made by a third party to OONEE SPV CO, LLC. If the third party has not achieved a 15% internal rate of return (i.e., a return of all of its capital contributions plus a return of 15.0% per annum on such capital contributions (the "Hurdle")) on or before the fourth anniversary of the Effective Date, then the Company will increase its capital contribution by contributing to OONEE SPV CO, LLC 100% of all net revenues (i.e., revenues after payment of all operating and other standard expenses the Company incurred in the ordinary course) from all of the Company's income sources and all cash of the Company until the Hurdle is achieved.

The Company entered into a contractual agreement to produce 12 Oonee Power Cabinets and to perform the subsequent software integration and project management. The Company estimates the cost of the project to range from $50,000 to $100,000 and believes that the costs associated with the project can be recovered.

NOTE 5 – LIABILITIES AND DEBT

Convertible Notes - The Company has entered into several convertible note agreements, totaling $290,000, for the purpose of funding operations. Some of the notes had valuation caps of $11M, while all the notes had interest rates of 3.5%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities ranging from 2022 to 2024. Payment is required if demanded by the holder at maturity. The notes are convertible into shares of the Company's common stock at a discount of between 10% and 20% in the case of qualified financing. The Company accrued interest of $14,232 and $5,303 as of 2022 and 2021 respectively, related to these notes. On August 8, 2022, $240,000 of notes and their respective interest amounts, totaling $10,199, were exchanged for new notes, with the same terms, and new maturities in 2024, effective January 13, 2023.

Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2022, and 2021, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity), totaling $1,344,921, with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing event at a 20% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $3M – 11M.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2022				For the Year Ended December 2021			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Convertible Notes Payable	311,000	3.5%	2023-2024	240,000	50,000	290,000	14,232	-	240,000	240,000	5,303
Convertible Note Payable – Related Party	21,000	3.5%	2024	-	21,000	21,000	228	-	-	-	-
Total				**240,000**	**71,000**	**311,000**	**14,460**	**-**	**240,000**	**240,000**	**5,303**

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	240,000
2024	71,000
2025	-
2026	-
2027	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 15,000,000 common shares with a par value of $0.01 per share. 7,999,999 shares were issued and outstanding as of 2021 and 2022.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 1,592,500 preferred shares with a par value of $0.01 per share. 1,592,500 shares were issued and outstanding as of 2021 and 2022.
Voting: Preferred shareholders have 1 vote for every common share they could own if converted.

Dividends: The holders of the Series A preferred stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative. As of December 31, 2022, no dividends had been declared.

Conversion: Preferred shareholders have the right to convert shares into common stock at a rate of 1 to 1 at the discretion of the shareholder or automatically in change of control events. Preferred shareholders receive dividends at the discretion of the board of directors on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

Liquidation preference

In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series A preferred stock are entitled to receive prior to, and in preference to, any distribution to the common stockholders.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through November 28, 2023, the date these financial statements were available to be issued.

On March 17, 2023, the Company accepted a $100,000 convertible note investment at a 5.5% interest rate at a 20% discount.

The Company accepted two additional $100,000 SAFE notes in April and November 2023 respectively.

The Company entered into several convertible note agreements, totaling $200,000, for the purposes of funding operations. The interest on the notes was 6%. The amounts are to be repaid at the demand of the holder prior to conversion with maturity on July 26, 2025. Payment is required if demanded by the holder at maturity. The notes are convertible into shares of the Company's common stock at a discount of between 20% in the case of qualified financing and include a $36M valuation cap.

In late 2023, the Company intends, although there is no guarantee, to execute an exchange of all outstanding convertible notes that have an 18.5% discount to also include a valuation cap of $8,965,000. The maturity date of all outstanding convertible notes would be extended to August 2024. In January 2023, one such convertible note with a value of $10,000 was canceled with an issuance of a convertible note for $10,755.

In February 2023, the SPV Co. lost a deposit for equipment due to the bankruptcy of their supplier, resulting in a net loss of approximately $65k.

In November 2023, the company intends to onboard an additional $75k in convertible notes with a valuation cap of $36m, a discount of 20%, 6% interest, and a July 26, 2025 maturity.

In December 2023 the company intends to launch a Reg CF to onboard up to $618,000 in crowd SAFEs.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has incurred negative cash flows from operations and realized losses during the years presented and may continue to generate losses. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue-producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

EXHIBIT B

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE ISSUER RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

MODULAR STREETSCAPE SYSTEMS INC.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2024

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2024 Crowd SAFE holders, "**Investors**") of $[_________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Modular Streetscape Systems Inc., a Delaware corporation (the "**Issuer**"), hereby issues to the Investor the right to certain shares of the Issuer's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 11%.

The "**Valuation Cap**" is $26,000,000.

See Section 2 for certain additional defined terms.

1. *Events*

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Issuer shall promptly notify the Investor of the closing of the First Equity Financing and of the Issuer's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the Capital Stock (whether Preferred Stock or another class issued by the Issuer) sold in the First Equity Financing. The number of shares of Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Equity Financing Price**").

(ii)   If the Issuer elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Issuer shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Issuer's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of Capital Stock (whether Preferred Stock or another class issued by the Issuer) sold in the Subsequent Equity Financing. The number of shares of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Issuer a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii)   If there is a Liquidity Event before the termination of this instrument but after one or more Equity Financings have occurred, each Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Issuer a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Issuer) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Issuer's most recent Equity Financing.

(iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Issuer's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Issuer to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Section 1(b)(i)(2) or Section 1(b)(ii)(2), if the Issuer's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Issuer shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Issuer's board of directors.

(c)   **Dissolution Event**.   If there is a Dissolution Event (defined below) before this instrument terminates in accordance with Section 1(a) or Section 1(b), subject to the preferences applicable to any series of Preferred Stock, the Issuer will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Issuer's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Issuer at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d)   **Termination**.   This instrument will terminate (without relieving the Issuer or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or Section 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Issuer, including, without limitation, Common Stock and Preferred Stock.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Issuer having the right to vote for the election of members of the Issuer's board of directors, (ii) any reorganization, merger or consolidation of the Issuer, other than a transaction or series of related transactions in which the holders of the voting securities of the Issuer outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Issuer or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Issuer.

"**Common Stock**" means common stock, par value $0.01 per share, of the Issuer.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Issuer's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Issuer (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Issuer of its Capital Stock to one or more third parties following the date of this instrument from which the Issuer receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Issuer to any director, officer, employee, advisor or consultant of the Issuer in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Issuer, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible

Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Issuer's existing equity incentive plans, (ii) convertible promissory notes issued by the Issuer, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Issuer pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Issuer to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Issuer's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers shares of existing capital stock of the Issuer for resale, as approved by the Issuer's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Issuer.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Issuer's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Issuer's IPO, and ending on the date specified by the Issuer and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Issuer or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Issuer.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Issuer for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Issuer Representations*

(a) The Issuer is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Issuer of this instrument is within the power of the Issuer and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Issuer. This instrument constitutes a legal, valid and binding obligation of the Issuer, enforceable against the Issuer in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Issuer, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Issuer; or (iii) any material indenture or contract to which the Issuer is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Issuer.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Issuer; (ii) result in the acceleration of any material indenture or contract to which the Issuer is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Issuer or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Issuer, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Issuer's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of Capital Stock issuable pursuant to Section 1.

(e) The Issuer shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f) The Issuer is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Issuer has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Issuer with respect to the Crowd SAFE.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Issuer and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Issuer regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to subscribe to this instrument, the Investor is not relying on the advice or recommendations of the Issuer or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Issuer is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Issuer, and that the Issuer has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase of or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Issuer. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, purchase and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Issuer has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Issuer questions about its business plans, "Risk Factors," and all other information presented in the Issuer's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Issuer are subject to the same restrictions and the Issuer uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Issuer may impose stop transfer instructions with respect to the Investor's registrable securities of the Issuer (and the Issuer shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Issuer (and the shares or securities of the Issuer held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE ISSUER'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE ISSUER AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE ISSUER'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Issuer to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Issuer of the proposed disposition and shall have furnished the Issuer with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Issuer, the Investor shall have furnished the Issuer with an opinion of counsel reasonably satisfactory to the Issuer that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Issuer's competitors, as determined by the Issuer in good faith.

(f)   If the Investor intends to transfer the Crowd SAFE (**"Transfer"**) in accordance with this Section 5, the investor accepting transfer (**"Transferee"**) must pass and continue to comply with the Nominee's (as defined in **Exhibit A**) (and any applicable affiliate's) know your customer ("**KYC**") and anti-money laundering ("**AML**") policies and execute Exhibit A contemporaneously and in connection with the Transfer. The Investor understands that the Transferee's failure to pass the requisite KYC and AML procedures or to execute Exhibit A contemporaneously with the Transfer will render the Transfer void, null, unenforceable, and the Transferee will be unable to redeem their security.

(g)   The Investor understands and agrees that the Issuer will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Issuer's charter or bylaws, any other agreement between the Investor and the Issuer or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the purchase of this Crowd SAFE. The Investor agrees and understands that the Investor's failure to execute Exhibit A contemporaneously with this Crowd SAFE will render the Crowd SAFE void, null and unenforceable.

(b)   This Crowd SAFE contemplates the potential tokenization of this instrument and any equity securities that may be issued upon conversion of this SAFE. The Issuer may, in its sole discretion, tokenize this SAFE and the underlying equity securities as separate blockchain tokens ("**Tokens**") on a blockchain network. The Investor acknowledges and consents to the potential tokenization of this SAFE and the underlying equity securities, and agrees to abide by any terms and conditions related to the Tokens as set forth by the Issuer.

(c)   The Investor agrees to take any and all actions determined in good faith by the Issuer's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(d)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Issuer and the Investor, or (ii) the Issuer and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE). Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Issuer or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive purchase rights or otherwise until shares have been issued upon the terms described herein.

(f)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Issuer's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Issuer may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Issuer's domicile.

(g)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this instrument may be issued in whole or fractional parts, in the Issuer's sole discretion.

(i)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Brooklyn, New York. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Issuer must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

MODULAR STREETSCAPE SYSTEMS INC.

By:
Name: Shabazz Stuart
Title: Chief Executive Officer
Address: 1150 Pacific Street, Brooklyn, NY 11216
Email: Shabazz@ooneepod.com

INVESTOR:

By:
Name:

EXHIBIT A

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby designated and appointed to act for and on behalf of the Investor as Investor's nominee, agent and proxy in all respects under the Crowd SAFE Series 2024 issued by Modular Streetscape Systems Inc. (the "**SAFE**") and any securities which may be issuable to Investor upon conversion of the SAFE (the "**Conversion Securities**" and together with the SAFE, the "**Securities**"). Nominee is expressly authorized to perform such acts, and execute such documents, agreements and instruments, for and on behalf of Investor and in the Investor's name, reasonably deemed necessary in Nominee's sole discretion without Investor's consent to any of the following:

(1)   cause, at any time hereinafter, the title to any Security to be held of record by (such holder, the "**Custodian**") a corporation, partnership, a trust (whether or not the trustees are named) or other organization or by one or more qualified persons as trustees, custodians or any other fiduciary capacity with respect to a single trust, estate or account, in each case, of the Nominee's sole discretion ("**Custodial Conversion**") for the benefit of the Investor;

(2)   in connection with any conversion of the SAFE into Conversion Securities of the Issuer, execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the SAFE into Conversion Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other SAFEs of the same class issued by the Issuer that will convert in connection with the Equity Financing, Liquidity Event, Dissolution Event or other corporate event ("**Transactional Conversion**");

(3)   receive all notices and communications on behalf of the Investor from the Issuer concerning any Securities;

(4)   vote at any meeting or take action by written consent in lieu of a meeting, or otherwise consent, confirm, approve or waive any rights, as a holder of any Securities, in each case, in all respects thereto (without prior or subsequent notice to the Investor) consistently at the direction of the Chief Executive Officer of Modular Streetscape Systems Inc. (the "**Nominee Designee**"); *provided*, the Nominee shall have no obligation to vote or take any other action consistent with the Nominee Designee as to the engagement or termination of the Custodian;

(5)   in connection with any Custodial Conversion and/or Transactional Conversion, open an account in the name of the Investor with a Custodian and allow the Custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor; *provided* Nominee will take reasonable steps to send notice thereof to the Investor, including by email, using the last known contact information of such Investor;

(6)   appoint any person, firm, or corporation to act as its agent or representative for the purpose of performing any function that Nominee is or may be authorized hereunder to perform; and

(7)   take any such other and further actions incidental to any of the above.

(the foregoing, collectively, the "**Nominee Services**"). Capitalized but undefined terms used in this Nominee Rider and Waiver shall have the meaning ascribed to them in the Security unless otherwise defined.

The Nominee shall not sell, transfer or assign the beneficial interest in any Security to any third-party without the Investor's written consent. Investor covenants and agrees to take all necessary actions and perform such functions as necessary to ensure Nominee receives prompt and timely responses to enable Nominee to perform Nominee Services.

Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, members, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Notwithstanding anything to the contrary, the Nominee may render Nominee Services at its sole option and until the termination hereof, which shall occur upon the earliest of: (1) the SAFE or any Conversion Security is (i) terminated or (ii) registered under the Exchange Act; (2) a Custodial Conversion; (3) the Nominee, the Investor and the Issuer mutually agree to terminate the Nominee Services, and (4) the Nominee provides notice of termination at least 7 days in advance to the Investor and the Issuer. Upon any such termination, the Nominee shall have no further obligations hereunder.

This Nominee Rider and Waiver shall be binding upon the Nominee and the Investor and inure to the benefit of and bind their respective assigns, successors, heirs, executors, beneficiaries, and administrators.

To the extent you provide the Issuer with any personally identifiable information ("PII") in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Custodian, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's PII for these purposes during the Term and Investor acknowledges that the use of such PII is necessary for the Nominee to provide the Nominee Services.

[REMAINDER LEFT INTENTIONALLY BLANK]

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:	NOMINEE:
	Republic Investment Services LLC
By:	By:
Name:	Name: Antonio Namwong, President
Date:	Date:

ISSUER:

MODULAR STREETSCAPE SYSTEMS INC.

By:

Name: Shabazz Stuart, CEO

Date:

EXHIBIT C

Video Transcript

BikePortland Review- Transcript

Well well well, what do we have here? This is an OONEE pod in the middle of Hudson Square. Actually standing at the corner of Hudson street and Canal street in lower Manhattan. This is an OONEE pod. It's a free, free, secure bike parkin facility. How do you get in? Well, let me just pick up the app, find the pod, if I were still there it would've popped up automatically, and go to click open door, and vuilia, the door opens for me without any attendant. And keep in mind I was verified through their online system. I uploaded my drivers license and other information so they know who I am and got verified to come in here. Oh, I love the automatic doors. First thing you notice in here is how high quality all the materials are, these things are just built so beautifully. There are 2 different kinds of racks, 10 parking spaces on each side. These are the lift assisted racks, they're very cool. You can see there that's a delivery rider who's bike is probably 55lbs at least. You stick it on that arm and the arm just goes up with hydraulics. The system is very secure, I'll get more into the details of that in a blog post, but essentially they know who's in each one of these. They provide locks on the wall there, and as you can see people will add their own locks. I talked to the founder Shabazz Stuart, actually had an interview with him right standing in this pod a couple days ago when I was in Manhattan. He doesn't claim it to be theft proof, says they've only lost 2 bikes over the past 5 years across 13 facilities they've run. Anyway, this thing is beautiful. What I love about it is OONEE is a private company, right so. They're not a nonprofit, they're not a government agency. They are raising money from venture capitalists and shareholders and all kinds of investors to deploy these in massive networks in cities. Right now they've got them in New York and New Jersey. They've got a thing called the mini, which is much smaller, 8-10 bikes. It's for curbside bike parking. Check this out, when it's time to go just wave your hand and there goes that automatic door. I absolutely love this thing. I already miss it. I would love to see one of these come to Portland. Goodbye OONEE!

OONEE VIDEO #2

This video describes the sequence of a user parking their bike in an Oonee Pod facility and has no words.

Video: "Oonee Debuts Bike Parking in Brooklyn"

"[cheering, clapping, light background chatter]

Shabazz Stuart: We are in Brooklyn, we are across the street from the Barclays Center at Atlantic Terminal, and this is Oonee. This is the first installation in Brooklyn, the first permanent installation in New York City. This can have 20 bikes at a time, 20 bikes at a time means it can service about 150 people a day. This is a mall where people come in, they park their bikes, they go shopping for an hour or two, they leave, it's a transportation hub.

Eric Adams: Across from the Barclays Center, to have a space where you can put your bikes, get on the train, or go to the game, that is the mindset we want to employ in this city.

Corey Johnson: You know, we're standing here today on a rainy, mid-December day. Shabazz has been working on this for years and years and years, and New York City is great because we're a city of innovators and entrepreneurs and people that keep pushing forward.

Laurie A. Cumbo: Coming from my artistic vantage point, this is really actually very beautiful, and it's designed very well, and it's very attractive. This is really going to give the dignity and the safety as well as the beauty to a form of transportation that's been long neglected throughout our cities.

Stuart: We have a unit that's doing extremely well in Journal Square, in partnership with the Port Authority of New York and New Jersey. It actually has exceeded our capacity expectations, we've got about 200 people signed up to use it on a regular basis.

Yosef Kessler: The week after it opened we saw the pod fill up to its capacity. You can use your card or a smartphone app to open the door, and then you go inside. We have vertical racks, and we have 20 spots. You can park your bike or scooter, your e-bike, we're really here to serve everybody.

Matrika Hay: I had bought my bike over the summer because of this place. I commute into World Trade Center via the PATH, and I never really wanted to buy a bike because I was always worried it was going to get stolen, and then when this came up, I was like, okay, okay, this is cool, I'm going to get a bike now. It cuts my commute time in half.

Rich Kiamco: I might do a late show, stay at my partner's in the city, and I don't want to worry about my bike being stolen, but here it's insured, and also, it's just sheltered from the elements, and it's just a better experience.

Vincent Marchetto: As a person that rides a scooter, having a safe place to store and lock the scooter really makes using the device so much easier and carefree.

Kessler: We take our maintenance role very seriously. We're out here at least 4 times a week cleaning, sweeping, watering and trimming the plants, preventative maintenance, making sure that we catch problems before they arise, and the goal is to make sure that this Pod is looking as good on day 500 as it did on day 1.

Kiamco: I love the Pod. It's changed my life, and it's changing other people's lives. I mean, the way people commute, the way people use space, the way people use transportation, I think it's important. I mean, I'd love to see more in Jersey City, but just across the metropolitan area.

Background Voice [offscreen]: Now that's a real photographer! [laughter]

Hercules Reid: Driving past, walking past, or even just knowing that it exists, and it's just the beginning. Hopefully we'll get more of these around our city.

Doug Gordon: Now we just need about 1,000 more of them. You know, it's an incredible development, and I'm really proud of Shabazz too, he's worked really hard to make this happen.

Stuart: We think the future of New York lays in a few dozen of the mega-large facilities like the ones you saw in Utrecht, hundreds of these medium-sized facilities between 20 and 80 bicycles, and then thousands of the smaller facilities in the space of a parking space that can park 7 bikes at a time.

Johnson: If there are other places around the city where we could build even bigger stations that have bike storage, that's what we should do, but this is a great blueprint, a great first example of what's possible, and we should identify other places where we can do this as well.

[credits]

Johnson: I love StreetFilms, and I love Shabazz Stuart, and today is a good day for the borough of Brooklyn!"

EXHIBIT D

Testing the Waters Communications



Yosef Kessler <yosef@oonee.us>

Reserve your investment in Oonee!

Shabazz Stuart <shabazz@oonee.us>   Mon, Nov 13, 2023 at 3:56 PM
Reply-To: Shabazz Stuart <shabazz@oonee.us>
To: Yosef <yosef@ooneepod.com>



 **Oonee**
Bike infrastructure designed to scale in cities

MICROMOBILITY   BLACK FOUNDERS   B2G   LATINX FOUNDERS   CITY PLANNING



    

$11,000
Total reserved

19
Reservations

Reserve your spot now to ensure
you can invest when Oonee starts
the offering.

Reserve Oonee

$150 minimum reservation

Yosef,

After an amazing five years of piloting and intermediate expansion in New York & New Jersey, we're ready
to scale Oonee to more communities throughout North America.

With the era of climate change looming and our streets drowning in traffic, **secure bike parking and
charging infrastructure has never been more important.** The money we raise as part of this series will

help us grow the team and make critical investments in the software and engineering that power our stations.

If you're looking for a **high-impact, high-growth opportunity**, then consider reserving an investment in Oonee at the link below. Reservations start at $150.

-Shabazz

RESERVE YOUR INVESTMENT IN OONEE

Reg CF Disclaimer: With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.



Our mailing address is:

Oonee
1150 Pacific Street
Brooklyn, Ny 11216

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 **Shabazz Stuart · 1st**

Founder and CEO of Oonee

1d · 🌐



If you're looking for a high-growth, high-impact opportunity, please consider reserving your spot to invest in **Oonee** at the link below. We are a small Black & Brown led team that is working with cities to build critically important, green micromobility infrastructure at massive scale. Our venture backed model has beaten the odds, and we are ready to scale. More information is available at the link below-- reservations start at just $150!

Reg CF Disclaimer: With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.



Reserve Oonee

republic.com · 5 min read



Shabazz Stuart • 1st
Founder and CEO of Oonee
5d • Edited • 🌐

If you're looking for a great investment opportunity, please consider our upcoming Oonee crowd-investing round on Republic. We've figured out how to scale equitable, micro-mobility infrastructure in dense urban environments. Working with community partners, we've made history in New York by building fifteen free, secure bike parking & charging stations-- with sixty-five more in the pipeline. Our infrastructure is broadly recognized as being a gold standard across the US and we have more interest than we can handle at the moment. We've increased revenue by 10x this year and have a diversified, venture backed economic model.

Our journey has not been easy. We've done all of this work with just $2.5 million in equity and another $1.3 million in project financing. Over five years, that's just not a ton of capital, and it's a small fraction of what many startups raise. The truth is that we were a first time founder, Black & Brown founding team with no experience in tech... and we were pitching an audacious idea. How did we pull this off with only three employees (2 founders + 1).. we didn't sleep, held true to our original vision and ate lots of ramen.

The blog post below has some details on our milestones-- if you're looking to back a gritty team with a unicorn vision...consider us. Feel free to reach out or to comment with questions!

Reg CF Disclaimer: With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

Instagram Video Transcript
November 27, 2023

Hi everyone, my name is Shabazz Stuart. I am the founder and CEO of OONEE. And I just want
a quick moment of your time to talk about something that's really important. We are in a
fundraising campaign called for people by people and the goal is to raise money for the next
stage of OONEE's development and growth. We have a big problem in america and that is the
lack of secure bike parking and charging facilities. When you ask people why they dont bike and
why they dont bike more often secure bike parking, lack of beginning of trip and end of trip
facilities are always high on the list. 1 out of every 4 households here in New York City has
experienced bike theft. That's more than 2 million people. 50% of all cyclist on the road have
experienced bike theft. It is the biggest most ignored problem in transportation today. We have
cracked the code to scaling high quality, modern, smart, beautiful secure bike parking and
charging infrastructure. Even though peopl said it wouldnt work in New York, we've built 15
stations in just 5 years. Turning New York from lagger into leader in this category, and I know we
have so much further to go. We have to expand here in New York so that bike parking and
charging is truly universal and we've gotta bring this formula to thousands of communities in
North America. And that is where you come in! We are conducting the 1st phase of our series A
fundraising campaign on Republic where you can invest in OONEE starting at just $150. You
will be backing a proven and gritty team and a concept that will help to transform cities across
the country and across North America for the better. Thank you so much for your time. I'm
looking forward to sharing more.

With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind



ooneepod
Original audio

ooneepod After building out a skeletal network of secure bike parking & charging stations across New York/ New Jersey region, we're ready to take the next step and scale to communities across the region, and country. In this post, our CEO explains the work we've done up to this date and why moment is so important.

You can reserve your investment on Republic starting at just $150. See more at the link below or check out our bio!

https://republic.com/oonee

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#bikenyc #bikelife #bicycle #pedal #bike #ride #biker #roadbike #bikestagram #rider #biking #happy #usatransportation #twowheels #urbanlife #transportation #tech #scooterclub #scooterelectrico #urbanmobility #urbantransportation #micromobility #placemaking #transit #sustainable #mobilitymatters #returntooffice #nyc
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I'm the founder and CEO of OONEE




ooneepod
Brooklyn, New York



ooneepod We're raising on Republic to help scale Oonee in communities across North America. Today, we've only had three full-time people on staff (including our two co-founders). As we face growing demand and opportunities in the NYC/NJ region and beyond we are working to build the team, invest in software and improve our supply chain efficiency. We want to get more projects done, faster for cheaper. And we want to provide our users with an even better experience.

If you believe in our mission, *and you're able* please consider reserving your Oonee investment on Republic! You will own a slice of our growth and will help us bring this critical, green infrastructure to communities across North America.

Link: https://republic.com/oonee (or check our bio)

#sustainability #bikenyc #startup

Reg CF Disclaimer: With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other

  



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November 22

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Reserve Your Investment.

Not only will you own a slice of a fast growing startup, but you'll help us bring smarter bike infrastructure to thousands of communities across North America.

Find out more at the link in our bio.

NEW YORK **BROOKLYN** EMPIRE STATE

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   Search   Write

Stand Behind Green, Urban Mobility Infrastructure!

....and the gritty team that's producing outsized results

 Oonee

13 min read · 5 days ago

 24



UPDATE: THE CAMPAIGN IS LIVE, MAKE YOUR <u>RESERVATION AT THIS LINK</u>!

When we began this work five years ago, it was hard to get institutional investors to pay us much mind. We promised to work with governments and communities to build smart, beautiful bike parking & charging infrastructure at scale. Moreover, we believed we could do this with an eye towards equity and inclusion, and embracing established best practices in urban planning & policy. For many, these predictions seemed audacious, even delusional– especially for a pair of Black & Brown founders who had no experience in tech or startups.

Our results:

- **Commercial Viability:** Thirteen facilities launched with more than 65 in the pipeline

- **Multiple Successful Case Studies:** Contracts and pilots with some of the largest government agencies in the NYC/NJ region including Port Authority of NY & NJ, NYC Department of Transportation and MTA

- **Making History:** Launched the nation's first municipal secure bike parking system in Jersey City

- **Innovation:** The nation's first free, advertising supported bike parking network

- **Exponential Demand:** Public commitments from New York City to build thousands of secure bike parking spaces after a successful pilot. Strong interest from dozens of cities across the country in expansion

- **Iconic:** New gold standards for station design and ease of use.

- **Inclusive:** Fifty-Five percent of our users identify as non-white and up to one third are below AMI

- **Scalable:** 5x increase in revenue in 2023, with a 30% increase in users each month. We're projected to reach $3 million annual recurring revenue by the second quarter of 2024.

We've delivered these results with under **$3 million in equity capital raised over the course of five years** and a small team of **just three full time people.** As we prepare for the next chapter, we're launching our second crowd-funding drive on Republic with the goal of raising more than a million dollars of capital in order to grow our team and continue expanding.

If you're passionate about cycling, transportation or urban innovation and are interested in making a high impact/high return investment, then this opportunity is for you! The minimum amount for an investment is just $150!

In the space below, we will go into a bit more detail about our journey and our goals for the future.

Note: If you are an existing Republic investor from our 2021–2022 campaign, there is a **detailed annual report coming your way shortly.**

Bikeportland Reviews the Oonee at Hudson Square



Cycling advocates rave about the design of Oonee Infrastructure



We've built the foundation for a system that provides free secure bike parking to the public

Our Story

We began our journey in 2017, when our founder & CEO had his third bike stolen in five years. With a fair amount of experience in the field of community & streetscape projects through their work at the Downtown Brooklyn Partnership, Shabazz Stuart and Manman Mansylla set out to design a solution for bike parking and charging addressed the scale of the need and thrived in complex urban environments like New York.

Infrastructure was a leading barrier to micromobility (bikes, scooters etc) adoption and nobody was really talking about how to offer secure parking and charging stations at any sort of real network density. Moreover, vast amounts were being invested in shared micromobility startups, but there was almost nothing being spent on personal parking & charging.

Given our deep experience working in urban communities, we knew that any infrastructure network would have to meet an array of criteria:

- **Smart & Automated**

- **Well Designed, beautiful and customizable**

- **Cost effective but long lasting**

- **Resistant to vandalism, weather and wear & tear**

We also realized that in order for this to work, we would have to master the process of advancing these projects forward. Our model would have to include all of the project management and support elements that are traditionally included within infrastructure projects:

- **Community outreach & advocacy**

- **Planning and design customization**

- **Utility work & site prep**

- **Financing**

- **Procurement, manufacturing and installation**

- **Operations and management**



We work with communities at every level of the development process, including initial planning, utility work, installation and opereations.

A Fresh Business Model

We're not shy about the fact that we view this as a massive business opportunity.

Traditionally, traditional business models in this space tended to operate from an Original Equipment Management ("OEM") framework; cities or transit agencies would occasionally purchase the infrastructure and then would offset some of the operational costs by charging the user a small fee.

This didn't work very well for a few reasons. For one, government agencies don't have budgets to procure hundreds of these facilities, and they certainly don't have budgets to maintain them. Outside of park & ride transit facilities, secure bike parking is extremely rare in American cities for this reason. The OEM driven model also removes the manufacturing & design process from other phases of the project and incentivizes competitiveness based on cost, not value. As a result, most of the designs on the market today are rather basic and unsightly. Lastly, the user fees for these facilities is a major barrier to many riders.

By approaching the entire process comprehensively and shifting the economic model from selling to operating infrastructure, we could topple many of the barriers that previously hindered this space.



Oonee utilizes a value capture business model by identifying innovative ways to draw revenue from real estate and network utilization.

Value Capture

Value capture is a term that is very familiar to those who work in real estate and transportation. Essentially, instead of focusing on user fees, we think creatively about the total value of our real estate and infrastructure and work to identify ways to derive revenue from those value lines.

For our network, our main focus areas are:

Out of Home Advertising: Advertising is one of the oldest forms of value capture in large cities. The proposition is relatively simple: advertisers are willing to pay a premium to reach audiences on busy city streets. In markets like New York, ads are enough to quickly pay for the capital and operational cost of the infrastructure.

Brand Sponsorships: Long term brand sponsorships (think Citi Bike) focus not only advertising a specific product or service, but on associating the brand with a program. Brand sponsorships are a popular supplement to advertising in many sports venues and bike share programs

Hardware as a Service: In cases where a property owner or user does want to pay for the infrastructure in some form or fashion, we can derive revenue from offering financing, leasing, software, user support and maintenance in one bundle. This streamlines the ownership experience for the end customer while also driving down costs.

E-commerce: One source of revenue that is often overlooked in value capture schemes are the users themselves. While direct charges to users will never be a significant revenue driver, offering users other products and services through an engaging mobile app experience can generate substantial revenue at scale.

We don't plan on offering many services directly, instead we will open up our platform to local businesses and entrepreneurs to engage our users within the app's marketplace. Services can be delivered to the stations themselves or to a third party site (i.e a local bike shop). Not only will this improve the experience of owning a bike, scooter (etc.) but it will also enable streamlined operations for small businesses who want to sell to cyclists and micromobility users.



Advertising on the exterior of stations generates enough revenue to finance the growth of the system and make it free for users

Digital advertising is used on our second generation stations







The Oonee Mobile App will eventually help users purchase other products, goods and service, in addition to registering their bike with anti-theft databases like Bike Index

Milestones & Progress

We didn't have much when we started; we only raised a few hundred thousand dollars in our first three years of operations. But we've remained supremely confident in our vision and steadfast in our belief that the business model is not only workable, but is a unicorn in waiting.

So we went to work. Here are some of our key milestones from over the years:

 

In 2018, we launched a prototype for the city's first secure bike parking facility. Co-sponsored by Transportation Alternatives and Uncommon Goods, the prototype was tested at the Brooklyn Navy Yard for three months

After initial testing at the Brooklyn Navy Yard, we moved forward with plans to deploy the first publicly available station at Water-Whitehall Plaza in Lower Manhattan.





Later in 2018 we launched the city's first secure bike parking facility at Water-Whitehall Plaza in Manhattan. Built in partnership with the Alliance for Downtown New York, the facility operated on a 24/7 basis and offered free parking to all cyclists.

In 2019, with the pilot at Water-Whitehall coming to an end, we formed partnerships with the **Port Authority of New York & New Jersey** and Madison International Realty for the region's first permanent facilities, which would operate in Journal Square and Downtown Brooklyn, respectively.

Both of these stations would live near major commuter hubs and would demonstrate that automated secure parking facilities could be successful on the region's streets and could be popular with communities.

  

  

Secure Bike Parking launches in Downtown Brooklyn and Jersey City ushered in new chapters for the region — for the first time this crucial infrastructure was on the streets of New York & New Jersey and communities were clamoring for more!

During the pandemic we worked with a number of cities across the country to explore the viability of secure bike parking facilities in their regions. Many of those conversations are still reverberating today, with a number of exciting announcements on tap.

One of the most significant pieces of feedback in these conversations was the need to develop different form factors that work in places where there might not be sufficient room for a larger facility.

This resulted in our 5 design roadmap; five different designs that could accommodate any site condition.






The Oonee Mini, unveiled in partnership with advocacy groups from around the city and Mayor-elect Adams was the region's first curbside bike parking station, designed to work primarily in residential areas. Alongside the Pod, the Mini would represent a powerful tool in helping scale secure bike parking in dense urban environments like New York

After an extended period of testing, we launched the first Oonee Mini pilot with the **MTA at Grand Central.** Which provided six-secure bike parking spots at one of New York's busiest commuter hubs. *(Yes, we know it's too small and yes we are working to add more capacity to East Midtown)!*

 



The First Mini was deployed in partnership with the MTA at Grand Central

In March of 2022, we announced a formal pilot with the NYCDOT to bring secure curbside bike parking to several neighborhoods in Brooklyn and Manhattan; the first time New York City government had ever launched a secure bike parking program.

The program was widely heralded as a success, with many community based partners asking for a permanent program at citywide scale.







The city's DOT official NYCDOT pilot brought the Mini to five locations across Brooklyn and Queens

> *Whenever you do progressive transportation initiatives, you worry about pushback from people who object to the loss of parking spaces, but we didn't get that at all. We actually got some of the **most-positive feedback from***

> ***residents*** *of the building it was deployed at* — **Prospect Heights Development Coalition**

In May of 2022, we officially unveiled our new design family. Working with top designers, engineers and OEMs, this is the first time ever that such a system of interoperable infrastructure had been designed for providing secure bike parking & charging on city streets.


DAMNATION
SPRING
OONEE
OF THE CITY OF BOSTON BUILT BY THE PEOPLE AND DEDICATED TO THE ADVANCEMENT OF
Microsoft Square

The Oonee design family included infrastructure that could be suited to every siting environment — thus allowing a secure bike parking network to truly scale in dense urban enviorments. The design family would consist of small, medium and high density form factors.

In 2023, began rollout of our next generation Oonee facilities in partnership with the Port Authority. The expansion facilities would be located in Midtown, Hudson Square and the Harrison PATH station.

 

The Midtown Bus Terminal, launched in 2023 provided 20 free secure parking spots adjacent to the Port Authority Midtown Bus Terminal

Welcome to
Harrison Station
1
Free Secure Bike Parking
Exclusively for Everyone
To use this facility, download and
install our mobile app or request
a free access card at
www.oonee.me
2
Welcome to
Harrison Station
2L
2R
OONEE

Harrison Station utilized two Minis for a smaller footprint and greater capacity. This highlights how versitle the Oonee system has become





HAZMATS
RVs & CAMPERS
USE GWB
NO TRAILERS
MAX 3 AXLE
TRUCKS
IN TUNNEL
TO
HUDSON SQUARE



Launched in summer of 2023, Hudson & Canal included funding for new plantings, placemaking art and a transformative mural that helped re-shape the public at the entrance to the Holland Tunnel

In summer of 2023, New York City officially committed to a citywide secure bike parking & charging system in it's sweeping planning vision! Coming on the heels of our successful pilot with NYCDOT, this is a major milestone for the region and the result of years of advocacy and piloting



FUTURE OF NYC

The initiatives in this plan will make NYC safer, more vibrant, and more resilient to climate change impacts. These illustrations show how some of the plan's initiatives might look and feel.

Accessible Green Roof

Curbside Electric Vehicle Charging and Weatherized Bike Storage

Rooftop Solar Panels, Electric Storage, and a Heat Pump

Create thousands of secure public bike parking spots, starting in 2025

The City will solicit proposals for vendors to pilot secure bike parking facilities to support and encourage cycling, including the use of e-bikes and cargo bikes. Providing curbside access to secure bike storage for residents who lack access to bike storage, including for oversized models and e-bikes, will promote more frequent use of bicycles for all trips. The program will also facilitate the use of cargo bikes for greener last-mile deliveries, improve first-mile connections to transit, and provide safe overnight storage for delivery workers.

The City's sweeping vision in Plan NYC with visual references to curbside secure bike parking

In early Summer of 2023 we officially announced the development of Oonee Power in partnership with Los Deliveristas Unidos, the nation's largest delivery workers union. The Power is the safest, most convenient way to charge e-micromobility batteries and will include an open source framework for vetted battery swapping operators and other vendors to provide services.







The Oonee Power would create a universal open source micromobility charging system built to safely power e-mobility

Later in summer we began rollout of nation's first municipal secure bike parking & charging system in Jersey City. Eventually consisting of 30 stations, the first stations in the network will serve areas near transit for intermodal connectivity. This is the first time in the history of the country that a major city has enacted a citywide plan for secure bike parking and charging.





The Newport Station, in Jersey City is our most advanced facility ever built and consists of a number of new and innovative technologies designed to make the process of secure bike parking as seamless as possible


Coming Soon
to Every
Neighborhood!
Initial Locations
• McGinley Square
• Newport
• Grove Street
• Journal Square
• Exchange Place
• Washington & Montgomery
• Danforth Light Rail
CITY

Oonee Docks were deployed for the first time ever in the Jersey City network. These stations offer secure parking and charging and are optimized to fit on a sidewalk



Citywide Secure Bike Parking Network
0 Phase 0
Pre-Existing Locations
I Phase 1
Initial Locations
II Phase 2
Future Locations
III Phase 3
More to Come!
CONGRESS ST LIGHT RAIL
JOURNAL SQUARE
BERGEN SQUARE
MCGINLEY SQUARE
LINCOLN PARK
NEWPORT
GROVE ST PATH
EXCHANGE PLACE
WEST SIDE AVE LIGHT RAIL
MLK DR LIGHT RAIL
LIBERTY STATE PARK LIGHT RAIL
WASHINGTON ST & MONTGOMERY ST
RICHARD ST LIGHT RAIL
DANFORTH AVE LIGHT RAIL
PORT LIBERTE FERRY TERMINAL
POWERED BY
OONEE
JERSEY CITY

Advocacy is an essential part of our model. Jersey City is the first major muncipality in the United States to implement a secure bike parking & charging system. **New York City has announced plans to do the same.**

Impact

Throughout the journey, we've maintained fidelity to our founding principles of equity and inclusion. Notably, 55% of our users identify as non-white and

working cyclists compromise a plurality of our user base. As a Black and Brown owned company, we're especially proud of this fact.


Oonee Perspectives: Kawan

What's Next


Oonee Network
Existing Locations
Belleville
Richard W. DeKorte Park
Secaucus
West New York
Union City
MANHATTAN
Kearny
Weehawken
Harrison
Hoboken
Newark
Lincoln Park
Jersey City
New York
Liberty State Park
Weequahic Park
Bayonne
PARK SLOPE


Expanding the Network
Existing Locations
2024 Target Expansion

With over 65 stations in the pipeline, Oonee will drastically expand its footprint in 2024 with a focus on the New York region and other markets

With over sixty five stations in our pipeline for 2024, we are poised to continue growing and scaling in New York and other North American cities. We're actively working with a number of cities across the country, and are receiving many more inquiries than we can keep up with.

We in order to keep pace with growth, we're aiming to invest in the following areas:

- **Investing in Team:** We currently have only three full time employees, including our two co-founders. To accelerate the pace of scaling, we are seeking to onboard a **Head of Expansion,** and a **Chief Operations Officer** in the coming months. We also hope to onboard two more associates including an operations manager. We also will seek to locate in a small office for purposes of increasing collaboration.

- **Investing in the Product:** We will focus on continuing to improve the product in a number of areas, this includes **prototyping the Oonee Lite and the Oonee Hub** and working to increase compatibility with e-bikes and cargo bikes. We will seek to invest substantially in our software ecosystem, with the goal of launching a full V2 of Oonee OS by the middle of 2024. We also will continue development of our charging ecosystem as well as other select projects.

- **Investing in Expansion:** We will significantly accelerate the rate of expansion by establishing a franchise model that will enable local players to bring secure bike parking networks to their markets and by significantly streamlining our planning and operations platform to make it much easier for property owners to acquire Oonee products and designs.

If you're interested in joining our journey and investing in this mission, please consider making an investment on Republic. Investment opportunities start at $150. You can also e-mail us at **info@ooneepod.com** for more information about the opportunity!

With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

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Yosef Kessler • You

Head of Operations and Partnerships at Oonee

2w •

When I joined **Oonee**, it didn't have much. There was one pilot location, one product, and one other team member (**Shabazz Stuart**)

Four and a half years later, we've built the first regional bike parking network in the US with 15 launches and 65 more in the pipeline, developed an entire family of products, and demonstrated a sustainable business model.

We've done this with less than $3m in lifetime equity capital raised and with only three full time people

That's why I'm proud to share the opportunity to reserve the spot to invest in **Oonee** on Republic

With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind



ooneepod
Brooklyn, New York

This is also why we are opening up the first phase of our Series A fundraising campaign to crowd-investing; so the people who are most passionate about our work can be part of the journey. If you want to help us accelerate expansion and agree that this infrastructure is critical to building greener cities, please consider reserving your investment in our crowd-investing campaign.

Link: https://republic.com/oonee (or check our bio)

We are for people and built by people.

#bikenyc #sustainability #startup #crowdinvesting

Reg CF Disclaimer: With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such

Liked by thestoryofjerbear and others
November 22

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For People. By People.

The Campaign for Smarter Bike Infrastructure

OONEE





ooneepod
Tommy Noir • Low Key (feat. Aanjolique)

ooneepod 40 Seconds. That's how fast the Oonee experience can be. Our next gen stations offer electric doors, assisted lift and self locking racks all with the purpose of making the experience easier than ever. We're on a mission to build stations like these in across the New York region and in communities across the country.

That's why we're raising a Series A round of financing, to grow the team and to continue invest in the technology & designs that will bring better micromobility infrastructure to communities across New York City and North America. Interested in learning more the opportunity? You can reserve your spot in our Series A campaign for as little as $150. You will be backing a proven team, and a startup that is ready to scale in communities across the North America. What better way to end the year!

Visit Oonee.com/republic for more information!





.
.
.
.
.

Liked by **merkurmaclang** and **others**
December 29, 2023

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Post



ooneepod

 

ooneepod This weekend we surpassed 150 micro-investment reservations for our Series A round on Republic. Crowd-investment is expected to account for up to 1/5th of our Series A and will enable us to make critical investments in the team, product development and expansion planning. If you believe in what we're fighting for, and you're able, please consider supporting our work by making a reservation for an investment at republic.com/oonee

Reg CF Disclaimer: With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

     

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December 27, 2023

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Post

150+
Micro-investors




ooneepod

ooneepod we're hyped to announce that our For People, By People campaign has surpassed the $100,000 mark on Republic. The crowd-investing campaign will constitute up to 1/5th of our Series A campaign, which will be used to fund our expansion in NYC/NJ and in communities across the country.

Want to join the movement? Make a reservation today at Republic.com/Oonee Reservations start at just $150

Reg CF Disclaimer: With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

    

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December 28, 2023

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For People.

By People.